June 13, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Adam Phippen
Nicholas Nalbantian
Taylor Beech

Re:	Fitness Fanatics Ltd
Draft Registration Statement on Form F-1
Submitted May 2, 2025 CIK No. 0002065232

Ladies and Gentlemen:

On behalf of our client, Fitness Fanatics Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 29, 2025 on the Company’s draft registration statement on Form F-1 submitted on May 2, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated May 29, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted May 2, 2025

Prospectus Summary, page 7

1.	As you have on your cover page, please also disclose in this section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of the Revised Draft Registration Statement to include the possible effect of delisting in the event that the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Corporate Structure, page 10

2.	In addition to existing disclosure, please also include a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity, as you have on page 66. Please also include disclosure emphasizing that potential investors are purchasing shares in the Cayman holding company and not in the PRC or Hong Kong subsidiaries, and legal uncertainties and jurisdictional limits that apply to operations in China, similarly to the disclosure on the cover page.

The Company acknowledges the Staff’s comment and has revised the referenced disclosure on page 10 of the Revised Draft Registration Statement to include an organization chart of the Company’s corporate structure as well as a summary of legal uncertainties and jurisdictional limits that may be applicable to the Company’s structure.

Risks and Challenges, page 10

3.	In your summary of risk factors, at the bottom of page 11 of the registration statement, you include summaries of the risks that your corporate structure and having company operations in China poses to investors. Please expand these summaries to emphasize that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please include cross-references to the more detailed discussions of these risks in the registration statement.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 11 and 35 of the Revised Draft Registration Statement.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 17

4.	A foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules designated for domestic issuers. You submitted on Form F-1. Please revise to remove reference to yourself as a smaller reporting company. Refer to Instruction 2 to the definition of smaller reporting company at Item 10(f) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the referenced disclosure on page 17 of the Revised Draft Registration Statement.

Risks Relating to Jurisdictions in Which We Operate, page 34

5.	Revise your risk factors to acknowledge, as you have done on the cover page, that if the PRC government determines that your corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 35 and 36 of the Revised Draft Registration Statement.

6.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page, and pages 11, 12, 16, and 37 of the Revised Draft Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

7.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise your existing risk factors, or draft a new risk factor, to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Much like your disclosure on page 16. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 11 and 35 of the Revised Draft Registration Statement.

Risks Relating to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares The dual-class structure of our Ordinary Shares..., page 38

8.	Revise this risk factor to disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval, disclose that future issuances of Class B ordinary shares may be dilutive to Class A shareholders, and clarify whether you will be a “controlled company” and if you intend to take advantage of any controlled company exemptions.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus on the cover page and on pages 17, 38, 39 and 129 to clarify that each Class A Ordinary Share shall entitle the holder thereof to one (1) vote while each Class B Ordinary Shares shall entitle the holder thereof to thirty (30) votes on all matters subject to vote at general meetings of the Company, and has addressed the potential dilutive effect on Class A shareholders in the event of future issuances of Class B Ordinary Shares and that the Company currently does not plan to take advantage of any controlled company exemptions after completion of the offering.

The Company respectfully advises the Staff that, given the offering size has not yet been determined and is subject to further negotiations with the underwriters, the specific percentage of outstanding shares that Class B shareholders must retain to continue to control the outcome of matters submitted to shareholders for approval will be disclosed at a later stage when the details of the offering terms are finalized. Notwithstanding the above, the Company has included placeholder disclosures on the cover page regarding the percentage of outstanding shares that Class B shareholders must retain to continue to control, for future insertion.

Use of Proceeds, page 47

9.	We note your disclosure on page 86 that you intend on expanding your business both domestically in Mainland China and abroad in other Southeast Asian countries like Singapore and the Philippines. We also note that you intend on allocating proceeds for “potential strategic acquisitions and/or joint ventures.” If proceeds will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.4 of Form 20-F, as incorporated by Item 4.a of Form F-1.

The Company acknowledges the Staff’s comment and has revised the referenced disclosure on pages 47 and 86 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the revised disclosure clarifies the Company currently does not have any specific acquisition targets or strategic partners identified. Although the Company is actively evaluating whether such opportunities exist, no letters of intent or binding agreements have been executed as of the date of the prospectus.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 53

10.	Please revise to discuss cost of revenue and gross margin. Consider providing such discussion at the segment level. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 55 of the Revised Draft Registration Statement.

Revenue, page 54

11.	We note your disclosure that the revenue generated from other Asian regions increased by 201.4%, driven by the launch of operations in Malaysia in 2024. Please include additional context that prior to 2024 you had minimal formal operations outside of Hong Kong and mainland China prior to your expansion in Malaysia.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 54 of the Revised Draft Registration Statement.

Business

Our Competitive Strengths

We are a leading sports nutrition company in Hong Kong with a diverse and extensive product portfolio, page 84

12.	We note your disclosure that the exclusive distribution agreement with your largest supplier has a one-year term and is generally renewed on a yearly basis. Please clarify if this renewal is automatic renewal, or if the terms are renegotiated every year.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 19 and 84 of the Revised Draft Registration Statement to clarify that the exclusive distribution agreement with the Company’s largest supplier would generally be renegotiated and renewed every year. It is not automatic renewal. The Company has submitted the redacted version of the exclusive distribution agreement with its largest supplier as Exhibit 10.1 of the Revised Draft Registration Statement.

Intellectual Property, page 89

13.	At the bottom of page 89, you disclose “Description of the Class” and five different categories of products. Please clarify what role these classes serve in your business. For example, if the third trademark with Registration Number 305913162 that is listed as Class 5 indicates it can only be applied to the products listed under Class 5, then please state as much.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 90 of the Revised Draft Registration Statement.

The Company would also clarify that as the same logo    was registered under four different registration numbers in the PRC. Therefore, each registration refers to one specific class instead of one registration covering all four classes in the PRC.

Regulatory Environment and the Laws and Regulations of Hong Kong, the PRC and Malaysia, page 91

14.	Please revise your disclosure to include a description of the material effects of government regulations on your business. Refer to Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the Regulatory Environment and the Laws and Regulations of Hong Kong, the PRC and Malaysia on page 91 onwards to include a description of the material effects of government regulations on our business. Additionally, we have provided further clarification on our compliance with the regulations as identified.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Principal and Selling Shareholders, page 121

15.	Please revise the footnotes to the table to identify the natural person(s) that exercise voting and/or dispositive power over the shares held by each entity listed in the table.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 123 of the Revised Draft Registration Statement.

Related Party Transactions, page 124

16.	Please revise your disclosure here to include all transactions for the period since the beginning of your preceding three financial years up to the date of the document. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 125 of the Revised Draft Registration Statement.

Combined Financial Statements, page F-1

17.	We note your disclosure of subsidiary dividend restrictions on pages 9 and 10. Please tell us your consideration of providing disclosure pursuant to Rule 4-08(e)(3) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

The relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As of December 31, 2024, the restricted net assets of the Company’s consolidated PRC subsidiaries were $0, and they reported aggregate net deficits of $588,193. Under these circumstances, these PRC subsidiaries have no ability to distribute dividends from their retained earnings to the parent. During the years ended December 31, 2024, and 2023, these PRC subsidiaries did not pay any dividends to the parent for the periods presented.

Additionally, the Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Rule 4-08(e)(3) of Regulation S-X promulgated by the SEC, “General Notes to Financial Statements,” and concluded that it was not applicable. Therefore, the Company is not required to disclose the financial statement information for the parent company.

In response to the Staff’s comment, the Company has included the referenced disclosure in the footnote on page F-37 of the Revised Draft Registration Statement.

Note 16. Related Party Balance and Transactions, page F-32

18.	Reference is made to the “Amounts due from directors” and “Amounts due from related parties” line items in the table of related party balances. Please tell us how the related cash flows are presented in your Combined Statements of Cash Flows. In addition, tell us your consideration of classifying the related cash flows as investing activities in your Combined Statements of Cash Flows pursuant to ASC 230-10-45- 12a. and 13a.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-6 of the Revised Draft Registration Statement.

19.	Reference is made to footnotes (4), (5) and (6) to the table of related party balances. Please tell us how the related cash flows are presented in your Combined Statements of Cash Flows. In addition, tell us your consideration of classifying the related cash flows as operating activities in your Combined Statements of Cash Flows pursuant to ASC 230-10-45-17.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-6 of the Revised Draft Registration Statement.

Exhibits

20.	Please file the distribution agreements with your two largest suppliers as exhibits to the registration statement, or tell us why they are not material. See Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the distribution agreements with the Company’s two largest suppliers as Exhibits 10.1 and 10.2 to the Revised Draft Registration Statement.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765